SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Galera Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36338D108

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 321-2400

November 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36338D108	13D	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,083,712 shares, except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. James I. Healy (“Healy”), the managing member of SM IX, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,083,712 shares, except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, the managing member of SM IX, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,083,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	10.8%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 36338D108	13D	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management IX, L.L.C. (“SM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,083,712 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, the managing member of SM IX, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,083,712 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, the managing member of SM IX, may be deemed to have sole dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,083,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	10.8%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 36338D108	13D	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,083,712 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, the managing member of SM IX, may be deemed to have sole voting power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,083,712 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, the managing member of SM IX, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,083,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	10.8%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 36338D108	13D	Page 5 of 11

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D initially filed on November 20, 2019 (the “Original Schedule 13D”). This Amendment No. 1 relates to the beneficial ownership of Common Stock, $0.001 par value per share (“Common Stock”) of Galera Therapeutics, Inc., a Delaware corporation (“Issuer”) and is being filed by Sofinnova Venture Partners IX, L.P., a Delaware limited partnership (“SVP IX”), Sofinnova Management IX, L.L.C., a Delaware limited liability company (“SM IX”), and Dr. James I. Healy (“Healy” and collectively with SVP IX, and SM IX, the “Reporting Persons”). This Amendment No. 1 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons due to dilution caused by the Issuer’s additional sales of Common Stock from time to time since the date of the filing of the Original Schedule 13D. The Issuer reported outstanding Common Stock in the Issuer’s Form 10-Q (File No. 001-39114) filed on November 9, 2022 causing a decrease in aggregate percentage ownership by the Reporting Persons of one percent (1%) or more from the percentages reported in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)	The Issuer’s principal executive offices are located at 2 West Liberty Boulevard Suite 100, Malvern, Pennsylvania 19355.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are SVP IX, SM IX, and Healy. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX. Dr. Michael F. Powell and Dr. Anand Mehra, each a reporting person on the Original Schedule 13D, are no longer managing members of SM VIII, and accordingly, are no longer reporting persons on this Amendment No. 1.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP IX is to make investments in private and public companies, and the principal business of SM IX is to serve as the general partner of SVP IX. Healy is the managing member of SM IX.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Healy is a U.S. citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

SVP IX purchased an aggregate 9,090,909 shares of Series B-2 preferred stock from the Issuer at a purchase price of $1.65 per share in a closing that occurred in November 2016, or $15,000,000 in the aggregate.

CUSIP NO. 36338D108	13D	Page 6 of 11

SVP IX purchased an aggregate 2,709,659 shares of Series C preferred stock from the Issuer at a purchase price of $2.2143 per share in a closing that occurred August 2018, or $6,000,000 in the aggregate.

Each share of the Issuer’s preferred stock automatically converted into shares of Common Stock on a 0.197763 -for-1 basis upon the closing of the Issuer’s initial public offering of Common Stock (the “Offering”).

In connection with the Offering, SVP IX purchased 750,000 shares of Common Stock at $12.00 per share, or $9,000,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on November 8, 2019 with the Securities and Exchange Commission (the “Prospectus”).

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP IX were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)   Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 28,500,066 shares of Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed on November 9, 2022 with the Securities and Exchange Commission (File No. 001-39114).

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)      Under certain circumstances set forth in the limited partnership agreement of SVP IX, the general partner and limited partners of SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       Not applicable.

CUSIP NO. 36338D108	13D	Page 7 of 11

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SVP IX is a party to the Investors’ Rights Agreement among the Issuer, SVP IX and other shareholders. Subject to the terms of such Investors’ Rights Agreement, SVP IX can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Investors’ Rights Agreement dated as of August 30, 2018 is more fully described in the Prospectus and was filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-234184), and such description is incorporated herein by reference.

In connection with the Offering, SVP IX and certain other holders of shares of Common Stock have entered into Lock-Up Agreements with the Issuer’s underwriters or otherwise agreed that, without the prior written consent of BofA Securities, Inc. and Citigroup Global Markets Inc., they will not, subject to certain exceptions, during the period ending 180 days after the date of the Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired (including the power of disposition thereof); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of Common Stock, whether any transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (iii) publicly disclose the intention to do any of the foregoing described in (i) and (ii) above. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-234184), and such description is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-234184) is incorporated herein by reference.
EXHIBIT D	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-234184) is incorporated herein by reference.

CUSIP NO. 36338D108	13D	Page 8 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 36338D108	13D	Page 9 of 11

EXHIBIT INDEX

Exhibit	Description
A	Agreement of Joint Filing
B	Power of Attorney
C	Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-234184) is incorporated herein by reference.
D	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-234184) is incorporated herein by reference.

CUSIP NO. 36338D108	13D	Page 10 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Galera Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  February 3, 2023

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 36338D108	13D	Page 11 of 11

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.